SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2008
Commission File Number: 000-30540
GIGAMEDIA LIMITED
207 Tiding Blvd — Section 2
Taipei, Taiwan (R.O.C.)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
          Form 20-F  ☑                    Form 40-F  ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
          Yes  ☐                    No  ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-                    .)
GIGAMEDIA LIMITED is submitting under cover of Form 6-K:
1.	GigaMedia Sells Legacy ISP Business (attached hereto as Exhibit 99.1)

2.	GigaMedia Appoints New CFO (attached hereto as Exhibit 99.2)

3.	GigaMedia Announces Second-Quarter 2008 Financial Results (attached hereto as Exhibit 99.3)

Signatures
EX-99.1 GigaMedia Sells Legacy ISP Business; One-Time Gain Expected
EX-99.2 GigaMedia Appoints New CFO
EX-99.3 GigaMedia Q2: Revenues Up 31% to $52.5 Million Despite Seasonality

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited (Registrant)
Date: August 29, 2008	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	President and Chief Operating Officer